April 1, 2005

By U.S. mail and facsimile to (414) 524-2077

Stephen A. Roell, CFO
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

      Re:	Johnson Controls, Inc. 	File No. 1-5097
      Form 10-K for the year ended September 30, 2004

Dear Mr. Roell:

      We have reviewed your response letter dated March 16, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Prior Comment 4
1.	In future filings and in a letter to us, please quantify the amount of customer reimbursements recorded as a reduction of expense in the year ended September 30, 2004.

Prior Comment 6
2.	In future filings, please disclose the impact of the equity
swaps on earnings.  If immaterial, so state.

Prior Comment 8
3.	We note that the CODM regularly reviews reports that include discrete financial information by line of business and region. We also note that certain of these businesses have managers. The reports you provided show these businesses to have widely disparate operating profit margins and revenue growth rates, a notion that runs counter to the aggregation criteria in paragraph 17 of SFAS 131.
The
data suggests that the following groups exceed the quantitative thresholds outlined in paragraph 18 of SFAS 131:
* Controls Group
* North America, Automotive Group - Seating and Interiors
* Europe, Automotive Group - Seating and Interiors
* Americas, Automotive Group - Batteries
* Europe, Automotive Group - Batteries
Please revise the Form 10-K and subsequent Forms 10-Q to provide
SFAS
131 reportable segment disclosures for the five operating groups, or provide further explanation to us why aggregation is appropriate.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Li at (202) 942-1956, Al Pavot at (202) 942-1764 or me at (202) 942-1798 if you have questions regarding these comments.


							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant
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Mr. Stephen A. Roell
April 1, 2005
Page 2 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE